UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

             57164Y107

(CUSIP Number)

Stephanie M. Loughlin

Venable LLP

600 Massachusetts Avenue, N.W.

Washington, D.C. 20001 (202) 344-4874

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 57164Y107	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON	J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	68,325*
	8	SHARED VOTING POWER	2,501,769**
	9	SOLE DISPOSITIVE POWER	68,325*
	10	SHARED DISPOSITIVE POWER	2,501,769**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,570,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.5%***
14	TYPE OF REPORTING PERSON	IN

*	Consists of the following: (a) 32,706 shares held by J.W. Marriott, Jr. as sole trustee of a revocable trust; and (b) 35,619 shares attributable to SARs held by J.W. Marriott, Jr. currently exercisable or exercisable within 60 days of January 15, 2019. SAR underlying share amounts are based on the $77.98 closing price of Marriott Vacations Worldwide Corporation common stock on January 15, 2019.

**	Consists of the following: (a) 266,922 shares held by seven trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which Richard E. Marriott and J.W. Marriott, Jr. serve as co-trustees; (b) 2,002,797 shares beneficially owned by JWM Family Enterprises, Inc., for which J. W. Marriott, Jr. serves as a director; (c) 171,019 shares held by three trusts for the benefit of J.W. Marriott, Jr.’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (d) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouse of J.W. Marriott, Jr. serves as a trustee; (e) 2,500 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as a trustee; (f) 28,576 shares held in a revocable trust, of which J.W. Marriott, Jr.’s spouse is the sole trustee; and (g) 25,000 shares beneficially owned by six trusts for the benefit of the grandchildren and great-grandchildren of J.W. Marriott, Jr., for which the spouse of J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***	The denominator is based on: (a) 47,037,330 shares of common stock outstanding as of November 2, 2018, as reported on the cover page of the Form 10-Q for the quarterly period ended September 30, 2018; and (b) 35,619 shares attributable to SARs that are currently exercisable or exercisable within 60 days of January 15, 2019.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 3 of 4 Pages

This Amendment No. 4 on Schedule 13D/A (this “Amendment No. 4”) is being filed by J.W. Marriott, Jr. (the “Reporting Person”). This Amendment No. 4 amends and to the extent inconsistent supersedes the information contained in the Schedule 13D, filed on November 30, 2011, as amended by Amendment No. 1, filed on March 13, 2013, and Amendment No. 2, filed on November 21, 2013 (collectively, the “Group 13D”), and Amendment No. 3, filed on March 7, 2017 (“Amendment No. 3”) with respect to the Reporting Person. All capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 3.

Item 5. Interest in Securities of the Issuer

(a) See Items 11 and 13 and the footnotes thereto of the cover page to this Amendment No. 4, which are incorporated herein by reference, for the aggregate number of shares and percentage of the issued and outstanding MVWC Stock owned by the Reporting Person.

(b) See Items 7 and 9 and the footnotes thereto of the cover page to this Amendment No. 4, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is sole power to vote or direct the vote or sole power to dispose or to direct the disposition of such shares of MVWC Stock.

See Items 8 and 10 and the footnotes thereto of the cover page to this Amendment No. 4, which are incorporated herein by reference, for the aggregate number of shares of MVWC Stock beneficially owned by the Reporting Person as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of MVWC Stock.

To the best of the Reporting Person’s knowledge, the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared is contained in the Group 13D, as amended by each reporting person party thereto, or the Schedule 13G, as amended, filed by Richard E. Marriott with respect to the MVWC Stock.

(c) The Reporting Person has effected no transactions in the MVWC Stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of MVWC Stock referred to in paragraphs (a) and (b) above.

(e) Not applicable.

Schedule 13D/A Marriott Vacations Worldwide Corporation	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/23/19	By:	/s/ J.W. Marriott, Jr.
Date		J.W. Marriott, Jr.